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Exhibit 3.11

CERTIFICATE OF FORMATION

OF

MRS. FIELDS FRANCHISING, LLC

1.
The name of the limited liability company is Mrs. Fields Franchising, LLC.

2.
The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Mrs. Fields Franchising, LLC on this 4th day of February, 2004.

MRS. FIELDS FRANCHISING, LLC
By:	/s/ DEBORAH M. REUSCH
Name:	Deborah M. Reusch
Title:	Authorized Person

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CERTIFICATE OF FORMATION OF MRS. FIELDS FRANCHISING, LLC